Exhibit 99.1

Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL appoints Lior Haalman as new CFO

Tel Aviv / Zurich / New York, February 4, 2025 – SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today that Lior Haalman has been appointed to serve as the company’s Chief Financial Officer, starting March 1, 2025, and replacing Amir Hai, who has been with the company for over 3 years.

Lior Haalman is an experienced manager with a proven track record of more than 20 years as a CFO in various public companies in various industries. In his most recent position, he served as CFO of Rekah Pharmaceutical Industry (REKA, TASE). Previously, Lior Haalman spent 9 years as CFO of Infinya (formerly Hadera Paper), where he was a dominant partner in an impressively successful turnaround and value creation process for both, public shareholders, and the controlling shareholder.

Prior to that, Lior Haalman served as CFO of Hot Mobile, during which time he led the sale of MIRS (from Motorola) to HOT company and its transformation into Hot Mobile. From 2000 to 2007, he was a member of the management of Mey Eden and was involved in the expansion of the company's operations in Europe. He holds a bachelor’s degree in economics with honors and an MBA, both from Tel Aviv University.

Lior Haalman will be responsible for overseeing all financial operations and reporting, as well as driving the company’s continued commitment to financial excellence.

The Board and management team would like to thank Amir Hai for his significant contributions to the Company and wish him all the best in his future endeavors.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our web site at www.shl-telemedicine.com.

Contacts
Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.